UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Amendment No. 1)

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Feihe International, Inc.

(Name of Issuer)

Feihe International, Inc.

Diamond Infant Formula Holding Limited

Platinum Infant Formula Holding Limited

Infant Formula Merger Sub Holding Inc.

Mr. You-Bin Leng

Mr. Hua Liu

Mr. Sheng-Hui Liu

Morgan Stanley Private Equity Asia III, L.L.C.

Morgan Stanley Private Equity Asia III, L.P.

Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd

MSPEA IMF Holding Limited

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

31429Y103

(CUSIP Number of Class of Securities)

Feihe International, Inc. C-16th Floor, Star City International Building 10 Jiuxianqiao Road Chaoyang District, Beijing 100016 +86 (10) 8457-4688	Mr. You-Bin Leng Mr. Hua Liu Mr. Sheng-Hui Liu c/o Feihe International, Inc. C-16th Floor, Star City International Building 10 Jiuxianqiao Road Chaoyang District, Beijing 100016 +86 (10) 8457-4688

Diamond Infant Formula Holding Limited

 Platinum Infant Formula Holding Limited

 Infant Formula Merger Sub Holding Inc.

 c/o Feihe International, Inc.

 C-16th Floor, Star City International Building

 10 Jiuxianqiao Road

 Chaoyang District, Beijing 100016

 Attention: Mr. You-Bin Leng

 +86 (10) 8457-4688

Morgan Stanley Private Equity Asia III, L.L.C.

 Morgan Stanley Private Equity Asia III, L.P.

 Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd

 MSPEA IMF Holding Limited

 c/o Morgan Stanley Asia Limited

 International Commerce Centre

 1 Austin Road West

 Kowloon, Hong Kong

 Attention: Marco Chung

 +852 2848-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1 Jianguomenwai Avenue

Chao Yang District, Beijing

People’s Republic of China

Attention: Michael V. Gisser, Peter X. Huang

Facsimile: +(86) 10 6535-5699

O’Melveny & Myers LLP

Yin Tai Centre, Office Tower, 37th Floor

No. 2 Jianguomenwai Avenue

Chao Yang District, Beijing

People’s Republic of China

Attention: Ke Geng, Paul S. Scrivano

Facsimile: +86 10 6563 4201

Wilson Sonsini Goodrich & Rosati, P.C. Jin Mao Tower, 38F, Unit 03 88 Century Blvd Pudong, Shanghai 200121 People’s Republic of China Attention: Zhan Chen, Kefei Li Facsimile: +(86) 21 6165-1799	DLA Piper LLP (US) 701 Fifth Avenue, Suite 7000 Seattle, WA 98104-7044 Attention: Andrew D. Ledbetter Facsimile: (206) 494-1800

This statement is filed in connection with (check the appropriate box):

a.     ☑     The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.     ☐     The filing of a registration statement under the Securities Act of 1933.

c.     ☐     A tender offer.

d.     ☐     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☑

Check the following box if the filing is a final amendment reporting the results of the transaction:

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$85,880,028.40		$11,714.04

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (i) the aggregate cash payment for the proposed per share cash payment of $7.40 for 11,605,166 shares of Company’s common stock issued and outstanding subject to the transaction, and (ii) the product of 12,000 shares of Company’s common stock underlying the outstanding options multiplied by $0.15 per share (which is the difference between the $7.40 per share merger consideration and the weighted average exercise price of such options of $7.25 per share) (the “Transaction Valuation”).

** The filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934 and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013 was calculated by multiplying the transaction value by 0.00013640.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Amendment No. 1 (the “Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (the “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Feihe International, Inc., a Utah corporation (“Feihe,” or the “Company”), the issuer of the shares of common stock, par value $0.001 per share (the “Company common stock”) transaction pursuant to Rule 13e-3 under the Exchange Act, (b) Diamond Infant Formula Holding Limited, a Cayman Islands exempted company (“Holdco”), (c) Platinum Infant Formula Holding Limited, a Cayman Islands exempted company and a wholly owned subsidiary of Holdco (“Parent”), (d) Infant Formula Merger Sub Holding Inc., a Utah corporation and a wholly owned subsidiary of Parent (the “Merger Sub”), (e) Mr. You-Bin Leng, the chairman and chief executive officer of the Company, (f) Mr. Hua Liu, the vice chairman and chief financial officer of the Company, (g) Mr. Sheng-Hui Liu, a director of the Company and vice president of Heilongjiang Feihe Dairy Co., Limited, one of the Company’s subsidiaries, (h) Morgan Stanley Private Equity Asia III, L.L.C., a Delaware limited liability company, (i) Morgan Stanley Private Equity Asia III, L.P., a Cayman Islands exempted limited partnership, (j) Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd., a Cayman Islands exempted company limited by shares (the “Sponsor”), and (k) MSPEA IMF Holding Limited, a Cayman Islands exempted company limited by shares. This Amendment amends and restates in its entirety information set forth in the Transaction Statement.

This Amendment relates to the Agreement and Plan of Merger dated as of March 3, 2013 (the “Merger Agreement”), by and among the Company, Holdco, Parent and Merger Sub, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent and a wholly owned indirect subsidiary of Holdco. Prior to the effective time of the merger, Holdco, Parent and Merger Sub are beneficially owned by the Sponsor and Mr. You-Bin Leng. Following the effective time of the Merger, Holdco and Parent will be beneficially owned by Mr. You-Bin Leng, Mr. Hua Liu and Mr. Sheng-Hui Liu (collectively, the “Rollover Holders”) and the Sponsor. As of the date of the Amendment, the Rollover Holders collectively beneficially own 8,215,125 shares of Company common stock (which figure includes 36,000 shares of Company common stock that are issuable upon the exercise of options that are exercisable within 60 days from the date of the Amendment) (the “Rollover Shares”), which Rollover Shares comprise approximately 41.5% of the outstanding shares of Company common stock.

If the Merger is completed, at the effective time of the Merger, each share of Company common stock, other than as provided below, will be cancelled in consideration for the right to receive $7.40 in cash (the “Merger Consideration”), without interest and less any applicable withholding taxes. The following shares of Company common stock will not be converted into the right to receive the Merger Consideration in connection with the Merger: (i) shares of Company common stock owned by Holdco, Parent, Merger Sub, the Company or any of the Company’s subsidiaries, which shares will be cancelled at the effective time of the Merger for no consideration, (ii) the Rollover Shares, which, pursuant to a contribution agreement entered into among the Rollover Holders, Holdco, Parent and the Company dated March 3, 2013, will be contributed to Parent in exchange for newly issued shares of Holdco immediately prior to the consummation of the Merger and will be then cancelled for no consideration at the effective time of the Merger, and (iii) shares of Company common stock owned by shareholders who have properly exercised and perfected dissenters’ rights under the Utah Revised Business Corporation Act, which shares will be cancelled at the effective time of the Merger and will entitle the former holders thereof to demand payment of fair value of his, her or its shares of Company common stock, as may be determined ultimately by a court.

At the effective time of the Merger, each option to purchase Company common stock issued under the Company’s 2003 Stock Incentive Plan and the Company’s 2009 Stock Incentive Plan (each, a “Company Option”) that is then unexpired and unexercised, other than the Company Options held by the Rollover Holders, will, at the effective time of the Merger, become fully vested and shall be cancelled and converted into the right of the former holder thereof to receive an amount in cash equal to the total number of shares of Company common stock underlying such Company option multiplied by the amount, if any, by which the Merger Consideration exceeds the exercise price payable per share of Company common stock issuable under such Company Option. Company Options which have an exercise price per share of Company common stock that is higher than the Merger Consideration, will be cancelled at the effective time of the merger but will not otherwise entitle the former holder thereof to any consideration in respect thereof.

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The merger agreement also provides that each restricted share award issued under the Company’s 2003 Stock Incentive Plan and the Company’s 2009 Stock Incentive Plan (each, a “Restricted Share”) that is then outstanding and unvested will, at the effective time of the Merger, become fully vested and automatically converted into the right to receive the Merger Consideration in cash without interest (less any applicable withholding taxes) just as if such Restricted Share had immediately prior to the effective time of the Merger been a share of Company common stock. However, as of the date of the Amendment, there were no Restricted Shares outstanding nor does the Company anticipate that any Restricted Shares will be issued prior to the effective time of the Merger (and under the terms of the Merger Agreement, the Company is prohibited from doing so without Parent’s prior written consent).

Concurrently with the filing of the Amendment, the Company is filing a preliminary proxy statement (the “Proxy Statement”) under Section 14(a) of the Exchange Act, pursuant to the definitive version of which the Company’s board of directors will be soliciting proxies from shareholders of the Company, relating to a special meeting of the shareholders of the Company at which shareholders will consider and vote upon, among other things, a proposal to approve the merger agreement. The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information set forth in the Proxy Statement, including all annexes thereto, is hereby incorporated herein by reference, and the responses to each such item in the Amendment are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

All information contained in the Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 1	Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2	Subject Company Information.

(a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “SUMMARY TERM SHEET—The Parties Involved in the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“THE SPECIAL MEETING—Record Date; Shareholders Entitled to Vote; Quorum”

•	“COMMON STOCK OWNERSHIP OF THE MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

•	“COMMON STOCK TRANSACTION INFORMATION”

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(c) Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“MARKET PRICE AND DIVIDEND INFORMATION”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“MARKET PRICE AND DIVIDEND INFORMATION”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“COMMON STOCK TRANSACTION INFORMATION—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“COMMON STOCK TRANSACTION INFORMATION—Purchases by the Company”

Item 3	Identity and Background of Filing Person.

(a) Name and Address. Feihe International, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

	•	“ANNEX D—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“ANNEX D—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—The Parties Involved in the Merger”

•	“ANNEX D—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 4	Terms of the Transaction.

(a) (1) Material Terms —Tender Offers. Not applicable.

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(a) (2) Material Terms—Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”

•	“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”

•	“SPECIAL FACTORS—Material PRC Income Tax Consequences”

•	“THE SPECIAL MEETING”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“SPECIAL FACTORS—Voting Agreement; Voting by the Buyer Group at the Special Meeting”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Relationship Between Us and the Buyer Group”

•	“THE SPECIAL MEETING—Purpose of the Special Meeting”

•	“THE SPECIAL MEETING—Vote Required”

•	“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET—Dissenters’ Rights of Shareholders”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

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•	“DISSENTERS’ RIGHTS”

•	“ANNEX C—UTAH STATUTORY DISSENTERS’ RIGHTS”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors” is incorporated herein by reference. There have been no other provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”

	•	“SPECIAL FACTORS—Background of the Merger”

	•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

	•	“SPECIAL FACTORS—Relationship Between Us and the Buyer Group”

	•	“THE MERGER AGREEMENT”

	•	“COMMON STOCK OWNERSHIP OF THE MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

	•	“COMMON STOCK TRANSACTION INFORMATION”

	•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

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(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Relationship Between Us and the Buyer Group”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Voting Agreement; Voting by the Buyer Group at the Special Meeting”

•	“THE SPECIAL MEETING—Vote Required”

•	“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

•	“THE MERGER AGREEMENT”

•	“COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

•	“COMMON STOCK TRANSACTION INFORMATION”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 6	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”

	•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

	•	“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”

	•	“SPECIAL FACTORS—Effects of the Merger on the Company”

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•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Voting Agreement; Voting by the Buyer Group at the Special Meeting”

•	“SPECIAL FACTORS—Delisting and Deregistration of the Company Common Stock”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 7	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	“SUMMARY TERM SHEET”

	•	“SPECIAL FACTORS—Background of the Merger”

	•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

	•	“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”

	•	“SPECIAL FACTORS—Effects of the Merger on the Company”

	•	“SPECIAL FACTORS—Plans for the Company after the Merger”

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•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”

•	“SPECIAL FACTORS—Alternatives to the Merger”

•	“SPECIAL FACTORS—Effects on the Company if the Merger is not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Purposes and Reasons of the Buyer Group for the Merger”

•	“SPECIAL FACTORS—Effects of the Merger on the Company”

•	“SPECIAL FACTORS—Plans for the Company after the Merger”

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•	“SPECIAL FACTORS—Effects on the Company if the Merger is not Completed”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”

•	“SPECIAL FACTORS—Material PRC Income Tax Consequences”

•	“THE MERGER AGREEMENT”

•	“DISSENTERS’ RIGHTS”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

•	“ANNEX C—UTAH STATUTORY DISSENTERS’ RIGHTS”

Item 8	Fairness of the Transaction.

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Opinion of Oppenheimer, the Special Committee’s Financial Advisor”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“ANNEX B—OPINION OF OPPENHEIMER AS THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Voting Agreement; Voting by the Buyer Group at the Special Meeting”

•	“THE SPECIAL MEETING—Record Date; Shareholders Entitled to Vote; Quorum”

•	“THE SPECIAL MEETING—Vote Required”

•	“THE SPECIAL MEETING—Voting Agreement; Voting by the Buyer Group at the Special Meeting”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

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(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Opinion of Oppenheimer, the Special Committee’s Financial Advisor”

•	“ANNEX B—OPINION OF OPPENHEIMER AS THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Alternatives to the Merger”

Item 9	Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal; The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Opinion of Oppenheimer, the Special Committee’s Financial Advisor”

•	“WHERE YOU CAN FIND MORE INFORMATION”

•	“ANNEX B—OPINION OF OPPENHEIMER AS THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR”

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(b) Preparer and Summary of the Report, Opinion or Appraisal; The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Opinion of Oppenheimer, the Special Committee’s Financial Advisor”

•	“ANNEX B—OPINION OF OPPENHEIMER AS THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR”

(c) Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

•	“WHERE YOU CAN FIND MORE INFORMATION”

•	“ANNEX B—OPINION OF OPPENHEIMER AS THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of shares of Company common stock or his, her or its representative who has been so designated in writing.

Item 10	Source and Amounts of Funds or Other Consideration.

(a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Financing of the Merger”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Effects on the Company if the Merger is not Completed”

•	“SPECIAL FACTORS—Estimated Fees and Expenses”

•	“THE MERGER AGREEMENT”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

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(d) Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Financing of the Merger”

Item 11	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“COMMON STOCK OWNERSHIP OF THE MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SPECIAL FACTORS—Background of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“THE MERGER AGREEMENT”

•	“COMMON STOCK TRANSACTION INFORMATION”

•	“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 12	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Voting Agreement; Voting by the Buyer Group at the Special Meeting”

•	“THE SPECIAL MEETING—Vote Required”

•	“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

•	“COMMON STOCK OWNERSHIP OF THE MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

12

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger”

•	“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“SPECIAL FACTORS—Voting Agreement; Voting by the Buyer Group at the Special Meeting”

•	“THE SPECIAL MEETING—Recommendation of Our Board of Directors and the Special Committee”

Item 13	Financial Statements.

(a) Financial Information. The audited financial statements of the Company for the year ended December 31, 2011 are incorporated herein by reference to the Company’s Form 10-K for the year ended December 31, 2011 filed on March 30, 2012(as amended by Amendment 1 to the Form 10-K filed on April 30, 2012) (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SELECTED FINANCIAL INFORMATION”

•	“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated Or Used.

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

•	“SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“SPECIAL FACTORS—Estimated Fees and Expenses”

•	“THE SPECIAL MEETING—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“SUMMARY TERM SHEET”

•	SPECIAL FACTORS—Interests of Certain Persons in the Merger”

•	“ANNEX D—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

13

Item 15	Additional Information.

(b) Other Material Information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16	Exhibits.

(a)(1) Preliminary Proxy Statement of the Company, incorporated by reference to the Schedule 14A filed with the SEC on April 19, 2013.

(a)(2) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3) Notice of Special Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release, dated as of March 4, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on March 4, 2013.

(b)(1) Facility Agreement, dated as of March 3, 2013, by and among Parent, Holdco, Merger Sub, Mr. You-Bin Leng, Wing Lung Bank Limited and Cathy United Bank, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Morgan Stanley and the Rollover Holders on March 4, 2013.

(b)(2) Line of Credit Agreement, dated as of March 3, 2013 by and between Heilongjiang Feihe Dairy Co., Limited and Wing Lung Bank Limited, Shanghai Branch, incorporated herein by reference to Exhibit 10.4 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(b)(3) Loan Agreement, dated as of March 3, 2013 by and between Heilongjiang Feihe Dairy Co., Limited and Wing Lung Bank Limited, Shanghai Branch, incorporated herein by reference to Exhibit 10.5 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(b)(4) Sponsor Equity Commitment Letter, dated as of March 3, 2013, by and between Holdco and the Sponsor, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Morgan Stanley and the Rollover Holders on March 4, 2013.

(b)(5) Founder Equity Commitment Letter, dated as of March 3, 2013, by and between Holdco and Mr. You-Bin Leng, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by Morgan Stanley and the Rollover Holders on March 4, 2013.

(c)(1) Opinion of Oppenheimer & Co. Inc., dated as of March 3, 2013, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2) Discussion Materials prepared by Oppenheimer & Co. Inc. for discussion with the special committee of the board of directors of the Company, dated as of January 26, 2013.

(c)(3)† Discussion Materials prepared by Oppenheimer & Co. Inc. for discussion with the special committee of the board of directors of the Company, dated as of March 3, 2013.

(d)(1) Agreement and Plan of Merger, dated as of March 3, 2013, by and among the Company, Holdco, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

14

(d)(2) Limited Guarantee, dated as of March 3, 2013, by Mr. You-Bin Leng and the Sponsor in favor of the Company, incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(d)(3) Voting Agreement, dated as of March 3, 2013, by and among Parent, the Company and the Rollover Holders, incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(d)(4) Contribution Agreement,dated as of March 3, 2013, by and among the Company, Parent, Holdco, and the Rollover Holders, incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Dissenters’Rights” in the Proxy Statement.

(f)(2) Part 13 of the Utah Revised Business Corporation Act, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

† Previously filed on March 22, 2013

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2013

FEIHE INTERNATIONAL, INC.

By:	/s/ David Dong
Name: DAVID DONG
Title: Director

DIAMOND INFANT FORMULA HOLDING LIMITED

By:	/s/ You-Bin Leng
Name: YOU-BIN LENG
Title: Director

PLATINUM INFANT FORMULA HOLDING LIMITED

By:	/s/ You-Bin Leng
Name: YOU-BIN LENG
Title: Director

INFANT FORMULA MERGER SUB HOLDING INC.

By:	/s/ You-Bin Leng
Name: YOU-BIN LENG
Title: Authorized Signatory

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2013

YOU-BIN LENG

/s/ You-Bin Leng

HUA LIU

/s/ Hua Liu

SHENG-HUI LIU

/s/ Sheng-Hui Liu

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2013

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name: SAMANTHA JENNIFER COOPER
Title:Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner
By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name: SAMANTHA JENNIFER COOPER
Title:Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

By:	/s/ Samantha Jennifer Cooper
Name: SAMANTHA JENNIFER COOPER
Title: Director

MSPEA IMF HOLDING LIMITED

By:	/s/ Samantha Jennifer Cooper
Name: SAMANTHA JENNIFER COOPER
Title: Director

EXHIBIT INDEX

(a)(1) Preliminary Proxy Statement of the Company, incorporated by reference to the Schedule 14A filed with the SEC on April 19, 2013.

(a)(2) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3) Notice of Special Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release, dated as of March 4, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on March 4, 2013.

(b)(1) Facility Agreement, dated as of March 3, 2013, by and among Parent, Holdco, Merger Sub, Mr. You-Bin Leng, Wing Lung Bank Limited and Cathy United Bank, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by Morgan Stanley and the Rollover Holders on March 4, 2013.

(b)(2) Line of Credit Agreement, dated as of March 3, 2013 by and between Heilongjiang Feihe Dairy Co., Limited and Wing Lung Bank Limited, Shanghai Branch, incorporated herein by reference to Exhibit 10.4 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(b)(3) Loan Agreement, dated as of March 3, 2013 by and between Heilongjiang Feihe Dairy Co., Limited and Wing Lung Bank Limited, Shanghai Branch, incorporated herein by reference to Exhibit 10.5 to the Form 8-K filed by the Company with the SEC on March 4, 2013 .

(b)(4) Sponsor Equity Commitment Letter, dated as of March 3, 2013, by and between Holdco and the Sponsor, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by Morgan Stanley and the Rollover Holders on March 4, 2013.

(b)(5) Founder Equity Commitment Letter, dated as of March 3, 2013, by and between Holdco and Mr. You-Bin Leng, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by Morgan Stanley and the Rollover Holders on March 4, 2013.

(c)(1) Opinion of Oppenheimer & Co. Inc., dated as of March 3, 2013, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2) Discussion Materials prepared by Oppenheimer & Co. Inc. for discussion with the special committee of the board of directors of the Company, dated as of January 26, 2013.

(c)(3)† Discussion Materials prepared by Oppenheimer & Co. Inc. for discussion with the special committee of the board of directors of the Company, dated as of March 3, 2013.

(d)(1) Agreement and Plan of Merger, dated as of March 3, 2013, by and among the Company, Holdco, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2) Limited Guarantee, dated as of March 3, 2013, by Mr. You-Bin Leng and the Sponsor in favor of the Company, incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(d)(3) Voting Agreement, dated as of March 3, 2013, by and among Parent, the Company and the Rollover Holders, incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(d)(4) Contribution Agreement, dated as of March 3, 2013, by and among the Company, Parent, Holdco, and the Rollover Holders, incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Company with the SEC on March 4, 2013.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)(2) Part 13 of the Utah Revised Business Corporation Act, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

 † Previously filed on March 22, 2013.